Attachment to N-SAR Sub-Item 77I (KYN)

On or about May 1, 2014, the Registrant completed the issuance and sale of (i) $80 million aggregate principal amount 3.93% Series KK Senior Unsecured Notes due July 30, 2024, and (ii) $50 million aggregate liquidation preference of Series H Mandatorily Redeemable Preferred Shares with a term redemption date of July 30, 2021, liquidation preference $25.00 per share and a dividend rate equal to 4.06% per annum in a private placement.